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                            June 27, 2023

       Blake Janover
       Chief Executive Officer
       Janover Inc.
       6401 Congress Ave, Ste 250
       Boca Raton, FL 33487

                                                        Re: Janover Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 12, 2023
                                                            File No. 333-267907

       Dear Blake Janover:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2023 letter.

       Form S-1 filed June 12, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results for Operations
       Three Months Ended March 31, 2023, Compared to the Three Months Ended March 31, 2022,
       page 49

   1. Please enhance your revenue discussion to disclose the number of transactions closed and average revenue per
transaction for the periods present consistent with your revenue discussion for years
ended December 31, 2022 and December 31, 2021, and discuss
                                                        underlying changes in
trends. Refer to Item 303(c) of Regulation S-K.
 Blake Janover
FirstName
Janover Inc.LastNameBlake Janover
Comapany
June        NameJanover Inc.
     27, 2023
June 27,
Page 2 2023 Page 2
FirstName LastName
       You may contact David Irving at (202) 551-3321 or Michelle Miller at
(202) 551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Susan Block at (202) 551-3210 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance